OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Ensign Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29358P101
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29358P101

1	NAMES OF REPORTING PERSONS Gregory K. Stapley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		45,500(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,070,800(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,500(1)

WITH:	8	SHARED DISPOSITIVE POWER

1,070,800(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,116,300(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12	TYPE OF REPORTING PERSON

IN
(1) Represents 45,500 shares held by the Marian K. Stapley Revocable Trust dated April 29, 1965. Gregory Stapley is the sole trustee of the trust and holds voting and investment power over the shares held by the trust. Gregory Stapley disclaims beneficial ownership of the shares held by the trust.
(2) Represents 1,054,800 shares held by the Stapley Family Trust dated April 25, 2006 and 16,000 shares held by Deborah Stapley as custodian for the minor children of Gregory Stapley and Deborah Stapley under the California Uniform Transfers to Minor Act. Gregory Stapley and Deborah Stapley share voting power and investment power of the Stapley Family Trust, and Deborah Stapley holds voting and investment power over the shares held for their children. Gregory St apley disclaims beneficial ownership of the shares held by his children.
(3) Represents 1,054,800 shares held by the Stapley Family Trust dated April 25, 2006, 16,000 shares held by Deborah Stapley as custodian for the minor children of Gregory Stapley and Deborah Stapley under the California Uniform Transfers to Minor Act and 45,500 shares held by the Marian K. Stapley Revocable Trust dated April 29,1965.

CUSIP No.	29358P101

1	NAMES OF REPORTING PERSONS Deborah S. Stapley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,070,800(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,070,800(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,070,800(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.0%

12	TYPE OF REPORTING PERSON

	IN
(1) Represents 1,054,800 shares held by the Stapley Family Trust dated April 25, 2006 and 16,000 shares held by Deborah Stapley as custodian for the minor children of Gregory Stapley and Deborah Stapley under the California Uniform Transfers to Minor Act. Gregory Stapley and Deborah Stapley share voting power and investment power of the Stapley Family Trust, and Deborah Stapley holds voting and investment power over the shares held for their children.

Item 1(a). Name of issuer:
The Ensign Group, Inc.
Item 1(b). Address of issuer’s principal executive offices:
27101 Puerta Real, Suite 450
Mission Viejo, CA 92691
Item 2(a). Names of person filing:
Gregory K. Stapley
Deborah S. Stapley
Item 2(b). Address of principal business office or, if none, Residence:
c/o The Ensign Group, Inc.
27101 Puerta Real, Suite 450
Mission Viejo, CA 92691
Item 2(c). Citizenship:
Gregory K. Stapley, United States
Deborah S. Stapley, United States
Item 2(d). Title of class of securities:
Common Stock, par value $0.001 per share
Item 2(e). CUSIP No.:
29358P101

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of
Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which Rows and footnotes are incorporated by reference herein.
Item 5. Ownership of Five percent or Less of a Class:
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable
Item 8. Identification and Classification of Members of the Group:
See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit 1.
Item 9. Notice of Dissolution of Group:
Not Applicable
Item 10. Certifications:
Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2009

/s/ Gregory K. Stapley
Gregory K. Stapley

/s/ Deborah S. Stapley
Deborah S. Stapley

Exhibit 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common stock of The Ensign Group, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.
Dated: February 13, 2009

/s/ Gregory K. Stapley
Gregory K. Stapley

/s/ Deborah S. Stapley
Deborah S. Stapley